CONSULTING AGREEMENT

This CONSULTING AGREEMENT (this “Agreement”), is entered into as of June 4, 2018 (the “Effective Date”) between PetLife Pharmaceuticals, Inc. a Nevada corporation located at 8033 Sunset Blvd., Los Angeles, CA 90046 and its affiliates (the “Company” “PetLife”) and Therapeutic Solutions Group LLC, a Wyoming limited liability company located at 38 No. Gould St., Suite 7763, Sheridan, WY 82801 (“TSG,” or assigns), each a “Party” and together the Parties”. This Agreement shall be binding on each of the Parties hereto.

1.	Term.

The term of this Agreement, shall commence upon the Effective Date and continue thereafter until all services are completed unless terminated by either party in the manner provided under Paragraph 6 or Paragraph 7 below

2.	Obligations

a.	The Company hereby engages TSG to expand the PetLife Scorpion Ranch (“Scorpion Ranch”) in Haiti. The venom produced by the Scorpion Ranch is necessary for the Company to develop and deliver its products.

i.	Obligations of TSG

1.	Moving the existing facility to a secure environment and payment of all expenses associated with the acquisition and maintenance of the operation including salaries and equipment. This task will be completed within the next 6 months of the date of this agreement.

2.	Increasing the stock to a minimum of 10,000 scorpions within the next 12 months of the date of this agreement and build out of the farm to meet the production needs of the Company

3.	Expand the on-site team to cultivate, breed and raise the scorpions in a commercial environment.

4.	Provide and acquire a second location and facility (“second operation”) for scorpion cultivation within the next 12 months from the date of this agreement and payment of all expenses associated with the maintenance of the operation including salaries and equipment

5.	Provide all the necessary equipment to milk the scorpions, securely store and transport the venom to the processing facility. This task will be completed within the next 6 months of the date of this agreement

6.	Provide scorpion venom for research, testing and production of PetLife’s products

7.	Developing new products infused with scorpion venom

8.	Creating sales and distribution of these products in the global market place and

9.	Provide the office facility and necessary equipment for Haiti and second operation services.

10.	Issue a monthly report to the Company outlining the progress of items 1 though 8 above.

ii.	Obligations of PetLife

1.	PetLife will provide TSG with all proprietary current and future technology regarding the Rholapalurus Junceus scorpion (Caribbean Blue Scorpion) venom

3.	Compensation. Consulting Fee.

a.	In full and complete consideration of any and all Services provided by TSG, the Company shall pay TSG the payments specified in the schedule below. Payments shall be made upon the signature of the parties and issued as outlined below and all shares shall be issued into escrow upon signature of this Agreement: (the “Consulting Fee”):

100,000,000 restricted shares of the Company’s common stock

b.	TSG will be entitled to 50% of the net profits (as defined by United States Generally Accepted Accounting Principles (“GAPP”)) derived from the sales of products and services that will come from the use of scorpion venom that is produced by the Petlife Scorpion Ranch or second operation in a variety of products to be manufactured by the Company and developed by TSG, including any products developed in the future irrespective of whether or not they require the approval of the U.S. Food and Drug Administration.

c.	It is anticipated that TSG will develop several new products and will pay the Company 20% of the net profit (as defined by GAPP) of any products not sold under the PetLife name.

4.	Taxes, Expenses.

a.	TSG shall be solely and exclusively responsible for (i) the payment of any and all taxes, duties and other governmental fees or charges arising from this Agreement and (ii) any expenses incurred by TSG in connection with this Agreement and the transactions contemplated hereunder.

b.	No Benefits. TSG is not an employee therefore shall not be entitled to receive healthcare, dental or any other form of benefits from the Company regardless of what benefit package(s) the Company may have in place during the Term unless otherwise agreed by the parties.

5.	Certain Covenants.

a.	Funding TSG shall Provide the funding to complete this project and fulfill the tasks and duties as outlined above. The funding shall be sufficient to cover all expenditures.

b.	Confidential Information. TSG acknowledges that the nature of TSG’s engagement by the Company is such that TSG will have access to Confidential Information (as hereafter defined), which has great value to the Company and that except for TSG’s engagement by the Company, TSG would not otherwise have access to. During the Term of this Agreement and at all times thereafter, TSG shall keep all of the Confidential Information in confidence and shall not disclose any of the same to any other person, except in the course and scope of TSG’s duties hereunder and/or to the Company’s personnel entitled thereto and/or to other persons designated in writing by the Company. TSG shall not intentionally cause the Confidential Information to be used for the gain or benefit of any party outside of the Company or for TSG’s personal gain or benefit outside the scope of TSG’s engagement by the Company. Nothing herein shall preclude TSG from responding to lawful orders of a court or other governmental authority; provided, however, TSG shall promptly notify the Company of such order and afford the Company an opportunity to obtain protective or other relief with respect to the maintenance of the Company’s confidential information.

c.	Definition of “Confidential Information”. The term “Confidential Information”, as used herein, means all information or material not known by non-Company personnel which: (i) gives the Company some competitive business advantage or the opportunity of obtaining such advantage or the disclosure of which could be detrimental to the interests of the Company; (ii) which is owned by the Company or in which the Company has an interest; and (iii) which is either: (A) marked “Confidential Information,” “Proprietary Information” or other similar marking; or (B) from all the relevant circumstances should reasonably be assumed by TSG to be confidential and proprietary to the Company. Confidential Information may include, but is not limited to, the following types of information and other information of a similar nature (whether or not reduced to writing): trade secrets, inventions, drawings, file data, documentation, diagrams, specifications, know how, ideas, processes, formulas, models, flow charts, software in various stages of development, source codes, object codes, research and development procedures, research or development and test results, marketing techniques and materials, marketing and development plans, price lists, pricing policies, business plans, information relating to the Company and its customers and/or producers or other suppliers’ identities, characteristics and agreements, and financial information and projections. Confidential Information also includes any information described above which the Company obtains from another party and which the Company treats as proprietary or designates as Confidential Information, whether or not owned or developed by the Company.

d.	Independent Contractor. During the Term, TSG shall perform all services for the Company as an independent contractor and not as an employee of the Company, and neither Dove or any of its employees shall have the power or authority to bind the Company or to assume or create any obligation or responsibility, expressed or implied, on the Company’s behalf, or in its name, nor shall TSG represent to anyone that Dove has such power or authority, except as expressly provided in this Agreement.

e.	Acknowledgement. TSG acknowledges that the provisions of this Paragraph 5 are necessary for the protection of the business of the Company, that a breach or threatened breach by TSG of any of the subject provisions would result in irreparable harm as well as damages to the Company that could not adequately be compensated by a monetary award and accordingly TSG acknowledges and agrees that the Company is entitled to seek injunctive or other equitable relief to prevent and/or redress any such breach or threatened breach.

6.	Default

In the event that either party commits a material breach of its obligations hereunder, the other party may, at its option, terminate this Agreement by written notice of termination specifying such material breach; provided, however, that if such default is subject to cure, then such notice shall be subject to a sixty (60) day cure period from the date thereof, and if the defaulting party cures such default prior to expiration of such period, termination shall not take place. Except as may be otherwise provided in this Agreement, such breach by either party will result in the other party being responsible to a) reimburse the non-defaulting party for all costs incurred directly as a result of the breach of this Agreement b) return of all stock issued (or if sold, the proceeds of such sale) and c) shall be subject to such damages as may be allowed by law including all attorneys’ fees and costs of enforcing this Agreement.

7.	Termination

Due to the nature of this contact and the magnitude of the compensation considered under Section 3a, the parties recognize that any termination initiated by either party would have a significant impact on the operations of the Company. Therefore, except for termination as considered in Section 6, the parties agree that any consideration of termination shall be managed through arbitration as outlined in Section 8h.

8.	General Provisions

a.	Indemnity. TSG shall indemnify and hold the Company harmless from and against all loss, liability, costs, charges, claims or damages to any persons or property arising out of this Agreement, to the extent caused by TSG’s negligence, or the fault or negligence of any of TSG’s employees, representatives or agents.

b.	Assignment. This Agreement is personal to TSG and may be assigned by TSG upon approval of the Company

c.	Successors. This Agreement shall inure to the benefit of and be binding upon the Company and its subsidiaries, successors, and permitted assigns and any person acquiring, whether by merger, consolidation, purchase of assets, or otherwise, all or substantially all of the Company’s assets.

d.	Waiver. No delay or omission by the Company or TSG in exercising any right under this Agreement shall operate as a waiver of that or any other right. No waiver of any provision of this Agreement, or consent to any departure by either party from any provision of this Agreement, shall be effective unless it is in writing, designated a waiver, and signed by the party waiving the right. Such a waiver shall be effective only in the specific instance and for the specific purpose for which it is given.

e.	Severability. The provisions of this Agreement are divisible. If any provision shall be deemed invalid or unenforceable, the provision shall be deemed limited to the extent necessary to render it valid and enforceable and the remaining provisions of this Agreement shall continue in full force and effect without being impaired or invalidated in any way.

f.	Amendment. This Agreement may not be altered or amended except in a writing signed by both TSG and the Company.

g.	Construction. The captions used in connection with this Agreement are for reference purposes only and shall not be construed as part of this Agreement. This Agreement shall be deemed to have been jointly drafted by the parties, and shall not be construed against any party.

h.	Arbitration. Any dispute, controversy or claim (each a “Dispute” and collectively, the “Disputes”) arising out of, relating to or in connection with this Agreement, including any Dispute regarding its validity or termination, or the performance or breach thereof under this Agreement shall be settled exclusively and finally by a single arbitrator selected by the mutual agreement of the parties to such Dispute in an arbitration proceeding administered by JAMS, The Resolution Experts (“JAMS”) under its Comprehensive Arbitration Rules and Procedures in effect at the time of such proceeding, and judgment on the award rendered by such arbitrator may be entered in any court having jurisdiction thereof. If the parties to any such Dispute are unable to select such arbitrator within fifteen (15) days of the first notice given by any party to such Dispute to the other party or parties to such Dispute requesting arbitration and the selection of such arbitrator, any party to such Dispute may request that JAMS select such arbitrator, which selection shall be binding on the parties to such Dispute. Unless the parties to such Dispute otherwise agree to conduct any arbitration proceeding pursuant to this Section 8(h) elsewhere, such proceeding shall be conducted, and any decision shall be rendered in Los Angeles, California at a venue to be selected by mutual agreement of the parties to such Dispute. The reasonable expenses and costs of all parties associated with the submission of any Dispute to arbitration shall be the responsibility of the party against whom a final decision is rendered with respect to that Dispute. The award rendered by the arbitrator shall be final and binding on the parties to the Dispute; provided, however, that: (i) by agreeing to arbitration, the parties do not intend to deprive any court with jurisdiction of its ability to issue a preliminary injunction, attachment or other form of provisional remedy in aid of the arbitration and a request for such provisional remedies by a party to a court shall not be deemed a waiver of this Agreement to arbitrate; and (ii) in addition to the authority conferred upon the tribunal by the rules specified above, the tribunal shall also have the authority to grant provisional remedies, including injunctive relief. Except as required by applicable law, or as ordered by the arbitrator as part of a final judgment on merits of the Dispute(s), neither any party nor the arbitrator may disclose the existence, content or results of an arbitration brought pursuant to this Agreement (other than to the parties). Judgment upon the award rendered by the arbitrator may be entered in any court having competent jurisdiction. The arbitrator chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or the provisions of this Agreement.

i.	Survival. The provisions of Section 5b, Section 5c and Section 8 in its entirety shall survive termination of this Agreement.

j.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to conflict of law rules or principles. Each party hereunder agrees to the sole and exclusive venue in Los Angeles, California.

k.	Entire Agreement. This Agreement supersedes all prior agreements, understandings, and communications between TSG and the Company, whether written or oral, express or implied, relating to the subject matter of this Agreement, and are intended as a complete and final expression of the terms of the agreement between TSG and the Company. The parties agree that neither they nor anyone acting on their behalf made any agreements, promises, or representations other than those set forth in this Agreement. Those matters that are not covered or made clear herein are subject to mutual agreement TSG and the Company.

l.	Notice. Any notice provided for in this Agreement must be in writing and must be either: (i) personally delivered; (ii) mailed by registered or certified first class mail, prepaid with return receipt requested; or (iii) sent by a recognized overnight courier service; to the addresses indicated below:

If to the Company: Petlife Pharmaceuticals, Inc. 8033 Sunset Blvd. Los Angeles, CA 90046 Attn: CEO	If to TSG: Therapeutic Solutions Group LLC 38 No. Gould St., Suite 7763 Sheridan, WY 82801 Attn: Managing Member

1.	NOTICES

Any notice under this Agreement will be deemed to have been given on the earlier to occur of: (a) the date such notice is received, (b) three (3) days after the date of mailing if sent by certified or registered mail, (c) one (1) day after the date such notice is delivered to the overnight courier service if sent by overnight courier, or (d) the next business day following email with return receipt transmission.

a.	Acknowledgment by TSG. TSG acknowledges and represents that it is knowledgeable and sophisticated as to business matters, that it has read this Agreement, and that it understands its terms. TSG acknowledges that prior to assenting to the terms of this Agreement it has been given a reasonable time to review it, to consult with counsel of their own choice, to negotiate at arm’s length with the Company as to its terms and contents and that TSG is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

b.	Counterparts. This Agreement may be executed by facsimile or electronic signature and in any number of counterparts, each of which shall be deemed to be an original and all of which, taken together, shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first set forth above.

TSG:
Therapeutic Solutions Group LLC

By:	/s/ Russell Kidder
Russell Kidder,
Managing Member

COMPANY:
PetLife Pharmaceuticals, Inc.

By:	/s/ Sebastian Serrell-Watts
Sebastian Serrell-Watts
Chief Executive Officer